UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [	]	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

                                                                                                                                                          February 28, 2005

N E W S  R E L E A S E

Minefinders Discovers More Silver in Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN); Mark H. Bailey, President and CEO, reports results from recent drilling at the Company’s 100% owned Real Viejo and Planchas de Plata projects, located in northern Sonora, Mexico. A total of 28 reverse-circulation drill holes, totaling 3,010 meters (9,875 ft), were completed at the two projects. The recent drilling expanded mineralization encountered at Real Viejo during an earlier drill program (NR 6-9-04) and was the initial testing of mineralization at several areas of historic mining at Planchas de Plata.

Real Viejo

The 22 holes completed at Real Viejo targeted the 600 meter long zone of mineralized stockworks, originally tested by the Company in the spring of 2004. The early 2004 drilling consisted of five widely spaced core holes that intersected multiple zones of silver mineralization. Intercepts from this program were reported in the Company’s news release dated September 6, 2004 and included 27.5 meters averaging 158.7 grams per ton(“gpt”) silver (“Ag”) (4.6 ounces per ton silver over 90.2 feet), including 634 gpt over 1.3 meters.

The follow-up reverse-circulation drill program was designed to offset previous intercepts and test several additional sub-parallel zones. Of the 22 holes completed, 20 holes intersected significant silver mineralization, often with associated base metal (copper, lead, zinc) mineralization. Of note is drill hole RV04-8, which was drilled approximately 80 meters west of hole RV04-4C, one of the initial core holes containing high grade silver mineralization. Drill hole RV04-8 contained five 1.5 meter intervals grading higher than 1000 gpt Ag including the interval from 97.5 to 99 meters that assayed 2,640 gpt (77 ounces per ton silver over 5 feet). These intervals occurred within several wider zones of mineralization including from the surface to 7.6 meters that averaged 370.3 gpt Ag over 7.6 meters (10.8 ounces per ton silver over 25 feet) and from 25.9 to 117.4 meters that averaged 211.4 gpt Ag over 91.5 meters (6.17 ounces per ton silver over 300 feet). A summary of drill intercepts from the 22 holes is shown in the accompanying Table 1 and is available on Minefinders’ website (www.minefinders.com).

The drilling confirmed the continuity of the zone as well as identified higher-grade portions. Drill hole RV04-7, drilled in the east central portion of the zone, intersected a previously-unidentified, large, concealed rhyolite plug that may be directly associated with mineralization and be the reason for the higher-grade intercepts found in holes RV04-8, RV04-5, RV04-1, and RV04-13/RV04-4C. Future geologic mapping and cross sectional interpretation will focus on understanding the controls to high-grade mineralization in order to guide further drilling.

Planchas de Plata

At the Planchas de Plata project, a total of six holes were completed within two areas of historic mining. The drilling twinned four historic drill holes completed in the early 1970s (data released in news release dated January 12, 2005) and tested for the presence of inferred feeder structures. The drill results confirm the presence of high-grade silver mineralization along northeast-trending feeder structures and indicate that previously-identified lower-grade zones may have been a result of downhole contamination related to the percussion drilling procedures utilized in the 1970s program. All holes that intersected the inferred feeder structures returned significant silver values including hole PP05-4, which returned 21.4 meters averaging 167.8 gpt Ag from 19.8 to 41.2 meters (4.89 ounces per ton silver over 70 feet). This interval included 975 gpt Ag over 1.5 meters (28.44 ounces per ton silver over 5 feet). A summary of drill intercepts from the six holes is shown in the accompanying Table and is available on Minefinders’ website (www.minefinders.com).

Minefinders is currently contracting a drill rig to continue exploration of the Planchas de Plata and Real Viejo projects. New drilling at Planchas de Plata is expected to target three additional areas of historic mining as well as test the extensions of major feeder structures. Geologic mapping and sampling at Planchas de Plata is continuing to identify and extend mineralized structures beyond areas of historic mining and drilling. In addition, existing drilling has only been completed to shallow depths, leaving significant untested potential at depth. Drill data from Real Viejo is currently being compiled and interpreted. Additional drilling is anticipated to extend the high-grade mineralization and test structural intersections.

Minefinders’ Northern Sonora Concessions encompass much of a major, regional, northwest mineralized trend. This trend contains the Real Viejo and Planchas de Plata silver properties as well as the Company’s La Bolsa gold-silver deposit. The Company has made a significant exploration investment in these concessions with a view to realizing the substantial capital and operating cost benefits that should be possible from their joint development.

Drill samples, weighing between 5 kg and 15 kg each, were collected and transported from the Real Viejo and Planchas de Plata sites for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Reverse-circulation drilling was conducted by Layne de Mexico based in Hermosillo Sonora.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company’s mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of Minefinders’ mineral resources and the timing of the further exploration and development of its exploration projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

Table: 1	Real Viejo Drilling 2004 Results

Drill hole	From	To	Width		Silver		Pb	Zn	Cu
	meters	meters	meters	feet	g/t	oz/t	ppm	ppm	ppm
RV04-1	0	13.7	13.7	45	49	1.43	2885	529	424

RV04-2	3.1	10.7	7.6	25	15.2	0.44	792	5637	68

RV04-3	18.3	22.9	4.6	15	12.7	0.37	810	2052	74
and	44.2	47.2	3	10	16.6	0.48	1494	657	124
and	57.9	59.4	1.5	5	88.3	2.58	3710	158	509

RV04-4	0	6.1	6.1	20	19.4	0.57	1775	750	151

RV04-5	0	29	29	95	50	1.46	2752	649	413
and	50.3	74.7	24.4	80	52	1.52	3048	2294	398
and	100.6	102.1	1.5	5	67.5	1.97	4330	698	2280

RV04-7	27.5	30.5	3	10	22	0.64	1098	449	191
and	47.2	57.9	10.7	35	25.4	0.74	2398	925	132
and	70.1	79.2	9.1	30	19.9	0.58	1813	978	57
and	82.3	86.9	4.6	15	18.9	0.55	6600	1183	38

RV04-8	0	7.6	7.6	25	370.3	10.80	1837	650	1343
including	1.5	3	1.5	5	1605	46.81	5100	595	5720

and	25.9	117.4	91.5	300	211.4	6.17	9495	745	1213
including	88.4	105.2	16.8	55	651.1	18.99	12791	828	3754
including	97.5	99	1.5	5	2640	77.00	68200	665	11000

RV04-8A	9.2	12.2	3	10	21.4	0.62	3895	789	260

RV04-10	3.1	4.6	1.5	5	46.8	1.36	1945	775	208
and	18.3	25.9	7.6	25	21.9	0.64	607	367	151

RV04-11	12.2	27.4	15.2	50	30.4	0.89	2323	837	414
and	38.1	39.6	1.5	5	331	9.65	312	525	1365
and	74.7	77.7	3	10	58.3	1.70	2390	1295	291

RV04-12	6.1	10.7	4.6	15	48.5	1.41	1195	547	451
and	19.8	24.4	4.6	15	25.8	0.75	1020	1226	220
and	39.6	51.8	12.2	40	49.4	1.44	2139	2510	254
and	82.3	83.8	1.5	5	58.6	1.71	1395	3310	575

RV04-13	19.8	30.5	10.7	35	150.1	4.38	8600	1574	1241	Twin of RV04-4C
including	21.3	24.3	3	10	258.5	7.54	17830	1047	1908

and	73.2	93	19.8	65	70.3	2.05	2595	680	500
including	77.7	82.3	4.6	15	124.6	3.63	1502	705	816

RV04-14	19.8	32	12.2	40	14.9	0.43	937	1533	86

RV04-15	0	18.3	18.3	60	12.3	0.36	2143	2053	80
and	35.1	36.6	1.5	5	81.9	2.39	33700	7780	229
and	65.5	68.5	3	10	126.1	3.68	14860	2188	678
and	86.9	89.9	3	10	30.5	0.89	3375	2185	110

RV04-16	0	25.9	25.9	85	23.7	0.69	3490	760	122	Includes 3 m mine working
including	13.7	15.2	1.5	5	95.3	2.78	6300	806	116

RV04-17	0	6.1	6.1	20	28.3	0.83	2185	1018	216
and	13.7	33.5	19.8	65	91.1	2.66	4094	1220	428	Includes 3 m mine working
including	15.2	19.8	4.6	15	256.2	7.47	9730	802	428

and	71.6	77.7	6.1	20	37.8	1.10	2590	410	134

RV04-18	38.1	39.6	1.5	5	76.9	2.24	5960	1170	990
and	144.8	149.4	4.6	15	28.4	0.83	2112	1622	141
and	163.1	172.2	9.1	30	32.9	0.96	1923	803	204

RV04-19	99.1	105.2	6.1	20	19.7	0.57	987	1004	66

RV05-20	32	35	3	10	46.9	1.37	6230	9435	175

RV05-21	0	4.6	4.6	15	12.8	0.37	2017	603	85

Planchas de Plata Drilling 2005 Results
Drill hole	From	To	Width		Silver		Pb	Zn	Cu
	meters	meters	meters	feet	g/t	oz/t	ppm	ppm	ppm
PP05-1	3.1	18.3	15.2	50	114.3	3.33	106	378	199
including	7.6	15.2	7.6	25	191.4	5.58	147	403	339

PP05-2	30.5	32	1.5	5	43.7	1.27	40	259	44

PP05-4	19.8	41.2	21.4	70	167.8	4.89	976	464	885
including	33.5	35	1.5	5	975	28.44	481	328	7040

PP05-5	12.2	15.2	3	10	47.2	1.38	951	347	174
and	38.1	45.7	7.6	25	249.3	7.27	1400	455	1553
including	39.6	42.6	3	10	540.5	15.76	2580	549	3645

PP05-6	0	1.5	1.5	5	69.6	2.03	282	221	122

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

February 28, 2005

Item 3.	News Release

The News Release dated February 28, 2005 was disseminated via CCN Matthews.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported results from recent drilling at the Company’s 100% owned Real Viejo and Planchas de Plata projects, located in northern Sonora, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 28th day of February, 2005.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

                                                                                                                                                          February 28, 2005

N E W S  R E L E A S E

Minefinders Discovers More Silver in Sonora, Mexico

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN); Mark H. Bailey, President and CEO, reports results from recent drilling at the Company’s 100% owned Real Viejo and Planchas de Plata projects, located in northern Sonora, Mexico. A total of 28 reverse-circulation drill holes, totaling 3,010 meters (9,875 ft), were completed at the two projects. The recent drilling expanded mineralization encountered at Real Viejo during an earlier drill program (NR 6-9-04) and was the initial testing of mineralization at several areas of historic mining at Planchas de Plata.

Real Viejo

The 22 holes completed at Real Viejo targeted the 600 meter long zone of mineralized stockworks, originally tested by the Company in the spring of 2004. The early 2004 drilling consisted of five widely spaced core holes that intersected multiple zones of silver mineralization. Intercepts from this program were reported in the Company’s news release dated September 6, 2004 and included 27.5 meters averaging 158.7 grams per ton(“gpt”) silver (“Ag”) (4.6 ounces per ton silver over 90.2 feet), including 634 gpt over 1.3 meters.

The follow-up reverse-circulation drill program was designed to offset previous intercepts and test several additional sub-parallel zones. Of the 22 holes completed, 20 holes intersected significant silver mineralization, often with associated base metal (copper, lead, zinc) mineralization. Of note is drill hole RV04-8, which was drilled approximately 80 meters west of hole RV04-4C, one of the initial core holes containing high grade silver mineralization. Drill hole RV04-8 contained five 1.5 meter intervals grading higher than 1000 gpt Ag including the interval from 97.5 to 99 meters that assayed 2,640 gpt (77 ounces per ton silver over 5 feet). These intervals occurred within several wider zones of mineralization including from the surface to 7.6 meters that averaged 370.3 gpt Ag over 7.6 meters (10.8 ounces per ton silver over 25 feet) and from 25.9 to 117.4 meters that averaged 211.4 gpt Ag over 91.5 meters (6.17 ounces per ton silver over 300 feet). A summary of drill intercepts from the 22 holes is shown in the accompanying Table 1 and is available on Minefinders’ website (www.minefinders.com).

The drilling confirmed the continuity of the zone as well as identified higher-grade portions. Drill hole RV04-7, drilled in the east central portion of the zone, intersected a previously-unidentified, large, concealed rhyolite plug that may be directly associated with mineralization and be the reason for the higher-grade intercepts found in holes RV04-8, RV04-5, RV04-1, and RV04-13/RV04-4C. Future geologic mapping and cross sectional interpretation will focus on understanding the controls to high-grade mineralization in order to guide further drilling.

Planchas de Plata

At the Planchas de Plata project, a total of six holes were completed within two areas of historic mining. The drilling twinned four historic drill holes completed in the early 1970s (data released in news release dated January 12, 2005) and tested for the presence of inferred feeder structures. The drill results confirm the presence of high-grade silver mineralization along northeast-trending feeder structures and indicate that previously-identified lower-

grade zones may have been a result of downhole contamination related to the percussion drilling procedures utilized in the 1970s program. All holes that intersected the inferred feeder structures returned significant silver values including hole PP05-4, which returned 21.4 meters averaging 167.8 gpt Ag from 19.8 to 41.2 meters (4.89 ounces per ton silver over 70 feet). This interval included 975 gpt Ag over 1.5 meters (28.44 ounces per ton silver over 5 feet). A summary of drill intercepts from the six holes is shown in the accompanying Table and is available on Minefinders’ website (www.minefinders.com).

Minefinders is currently contracting a drill rig to continue exploration of the Planchas de Plata and Real Viejo projects. New drilling at Planchas de Plata is expected to target three additional areas of historic mining as well as test the extensions of major feeder structures. Geologic mapping and sampling at Planchas de Plata is continuing to identify and extend mineralized structures beyond areas of historic mining and drilling. In addition, existing drilling has only been completed to shallow depths, leaving significant untested potential at depth. Drill data from Real Viejo is currently being compiled and interpreted. Additional drilling is anticipated to extend the high-grade mineralization and test structural intersections.

Minefinders’ Northern Sonora Concessions encompass much of a major, regional, northwest mineralized trend. This trend contains the Real Viejo and Planchas de Plata silver properties as well as the Company’s La Bolsa gold-silver deposit. The Company has made a significant exploration investment in these concessions with a view to realizing the substantial capital and operating cost benefits that should be possible from their joint development.

Drill samples, weighing between 5 kg and 15 kg each, were collected and transported from the Real Viejo and Planchas de Plata sites for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Reverse-circulation drilling was conducted by Layne de Mexico based in Hermosillo Sonora.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company’s mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of Minefinders’ mineral resources and the timing of the further exploration and development of its exploration projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

Table: 1	Real Viejo Drilling 2004 Results

Drill hole	From	To	Width		Silver		Pb	Zn	Cu
	meters	meters	meters	feet	g/t	oz/t	ppm	ppm	ppm
RV04-1	0	13.7	13.7	45	49	1.43	2885	529	424

RV04-2	3.1	10.7	7.6	25	15.2	0.44	792	5637	68

RV04-3	18.3	22.9	4.6	15	12.7	0.37	810	2052	74
and	44.2	47.2	3	10	16.6	0.48	1494	657	124
and	57.9	59.4	1.5	5	88.3	2.58	3710	158	509

RV04-4	0	6.1	6.1	20	19.4	0.57	1775	750	151

RV04-5	0	29	29	95	50	1.46	2752	649	413
and	50.3	74.7	24.4	80	52	1.52	3048	2294	398
and	100.6	102.1	1.5	5	67.5	1.97	4330	698	2280

RV04-7	27.5	30.5	3	10	22	0.64	1098	449	191
and	47.2	57.9	10.7	35	25.4	0.74	2398	925	132
and	70.1	79.2	9.1	30	19.9	0.58	1813	978	57
and	82.3	86.9	4.6	15	18.9	0.55	6600	1183	38

RV04-8	0	7.6	7.6	25	370.3	10.80	1837	650	1343
including	1.5	3	1.5	5	1605	46.81	5100	595	5720

and	25.9	117.4	91.5	300	211.4	6.17	9495	745	1213
including	88.4	105.2	16.8	55	651.1	18.99	12791	828	3754
including	97.5	99	1.5	5	2640	77.00	68200	665	11000

RV04-8A	9.2	12.2	3	10	21.4	0.62	3895	789	260

RV04-10	3.1	4.6	1.5	5	46.8	1.36	1945	775	208
and	18.3	25.9	7.6	25	21.9	0.64	607	367	151

RV04-11	12.2	27.4	15.2	50	30.4	0.89	2323	837	414
and	38.1	39.6	1.5	5	331	9.65	312	525	1365
and	74.7	77.7	3	10	58.3	1.70	2390	1295	291

RV04-12	6.1	10.7	4.6	15	48.5	1.41	1195	547	451
and	19.8	24.4	4.6	15	25.8	0.75	1020	1226	220
and	39.6	51.8	12.2	40	49.4	1.44	2139	2510	254
and	82.3	83.8	1.5	5	58.6	1.71	1395	3310	575

RV04-13	19.8	30.5	10.7	35	150.1	4.38	8600	1574	1241	Twin of RV04-4C
including	21.3	24.3	3	10	258.5	7.54	17830	1047	1908

and	73.2	93	19.8	65	70.3	2.05	2595	680	500

including	77.7	82.3	4.6	15	124.6	3.63	1502	705	816

RV04-14	19.8	32	12.2	40	14.9	0.43	937	1533	86

RV04-15	0	18.3	18.3	60	12.3	0.36	2143	2053	80
and	35.1	36.6	1.5	5	81.9	2.39	33700	7780	229
and	65.5	68.5	3	10	126.1	3.68	14860	2188	678
and	86.9	89.9	3	10	30.5	0.89	3375	2185	110

RV04-16	0	25.9	25.9	85	23.7	0.69	3490	760	122	Includes 3 m mine working
including	13.7	15.2	1.5	5	95.3	2.78	6300	806	116

RV04-17	0	6.1	6.1	20	28.3	0.83	2185	1018	216
and	13.7	33.5	19.8	65	91.1	2.66	4094	1220	428	Includes 3 m mine working
including	15.2	19.8	4.6	15	256.2	7.47	9730	802	428

and	71.6	77.7	6.1	20	37.8	1.10	2590	410	134

RV04-18	38.1	39.6	1.5	5	76.9	2.24	5960	1170	990
and	144.8	149.4	4.6	15	28.4	0.83	2112	1622	141
and	163.1	172.2	9.1	30	32.9	0.96	1923	803	204

RV04-19	99.1	105.2	6.1	20	19.7	0.57	987	1004	66

RV05-20	32	35	3	10	46.9	1.37	6230	9435	175

RV05-21	0	4.6	4.6	15	12.8	0.37	2017	603	85

Planchas de Plata Drilling 2005 Results
Drill hole	From	To	Width		Silver		Pb	Zn	Cu
	meters	meters	meters	feet	g/t	oz/t	ppm	ppm	ppm
PP05-1	3.1	18.3	15.2	50	114.3	3.33	106	378	199
including	7.6	15.2	7.6	25	191.4	5.58	147	403	339

PP05-2	30.5	32	1.5	5	43.7	1.27	40	259	44

PP05-4	19.8	41.2	21.4	70	167.8	4.89	976	464	885
including	33.5	35	1.5	5	975	28.44	481	328	7040

PP05-5	12.2	15.2	3	10	47.2	1.38	951	347	174
and	38.1	45.7	7.6	25	249.3	7.27	1400	455	1553
including	39.6	42.6	3	10	540.5	15.76	2580	549	3645

PP05-6	0	1.5	1.5	5	69.6	2.03	282	221	122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	February 28, 2005
By:

/s/ Paul C. MacNeill

Paul C. MacNeill

Director